Pop N Go. Inc.

12429 East Putnam Street

Whittier, California 90602

June 2, 2006

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Gordon, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

Form 10-KSB and 10-KSB/A for the Fiscal Year Ended September 30, 2005
File No. 0-49821

Dear Mr. Gordon:

We are in receipt of your comment letter dated March 14, 2006.  This letter sets forth the responses of the Company to the comment letter.  Your comments are reproduced below.

Form 10-KSB/A for the Year Ended September 30, 2005

General

COMMENT 1:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

RESPONSE:

The Company acknowledges the Commission’s disclosure requirements.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Item 5 – Market for Common Equity and Related Stockholder Matters, Page 8

COMMENT  2:

Please disclose the range of high and low bid information for your common stock for the last two fiscal years.  Please ensure you meet all disclosure requirements of Item 201(a)(1)(ii) of Regulation S-B.

RESPONSE:

The Company hereby discloses the range of high and low bid information for its common stock for the last two fiscal years as follows:

YEAR 2004	High Bid	Low Bid
Quarter Ended March 31, 2004	$0.018	$0.007
Quarter Ended June 30, 2004	$0.040	$0.015
Quarter Ended September 30, 2004	$0.032	$0.018
Quarter Ended December 31, 2004	$0.025	$0.011

YEAR 2005	High Bid	Low Bid
Quarter Ended March 31, 2005	$0.030	$0.0101
Quarter Ended June 30, 2005	$0.028	$0.014
Quarter Ended September 30, 2005	$0.026	$0.013
Quarter Ended December 31, 2005	$0.028	$0.017

YEAR 2006	High Bid	Low Bid
Quarter Ended March 31, 2006	$0.032	$0.017

Item 6 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 38

Results of Operations, Page 40

COMMENT  3:

Your disclosure indicates that you and Cornell Capital Partners terminated the stock sale agreement in November 2005.  Please tell us when you anticipate withdrawing your Form SB-2/A.

RESPONSE:

On May 17, 2006, the Company filed Form RW to request withdrawal of its Form SB-2/A (File No., 333-122694).

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Convertible Debentures, Page 42

COMMENT  4:

You disclose that you have short term notes in the amount of $1,572,393.  However, your balance sheet and Note 6 indicate that you have $1,291,626 in short term notes.  Please revise.

RESPONSE:

The disclosure in the MD&A has been updated to properly reflect the correct amount of short-term notes outstanding of $1,291,626.

Critical Accounting Policies, Page 43

COMMENT  5:

Revenue recognition is one of your critical accounting policies.  Within your disclosure, you indicate that you anticipate generating revenues in 2005 from the sale of Branax’s popcorn flavorings.  Based upon review of your financial statements, it does not appear that you generated revenues in 2005 from this product. Please clarify when you anticipate that you will generate revenues .from Branax's popcorn flavorings.

RESPONSE:

Sales of Branax’s popcorn flavoring are expected to commence in the 4th quarter of fiscal 2006.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Financial Statements

COMMENT  6:

Please tell us how you have accounted for the issuances of convertible debt presented on pages 9-37.  Please explicitly show us your calculations for computing your beneficial conversion feature.  Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible.  See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature.  See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. In addition, please tell us how you accounted for the issuances of convertible debt presented in Note 13 - Subsequent Events.

RESPONSE:

The Company has calculated the beneficial conversion feature by multiplying the number of shares received upon conversion by the difference between the market price at the date the note was issued and the conversion price.  For example, if the Company issued a $2,500 note that was convertible into shares at a conversion rate of $0.02 and the market price was $0.022, the beneficial conversion feature related to the note would be as follows:  number of shares – 125,000 ($2,500/$0.02) times $0.002 (market price $0.022 less conversion price of $0.02) equals $250.

The convertible debenture issued in November 2005 is being accounted for as follows:

On November 16, 2005, the Company entered into a Securities Purchase Agreement with Cornell Capital Partners, LP (“Cornell”).  The terms of this agreement provide for the Company to issue up to $1,200,000 in convertible debentures to Cornell and to issue to Cornell a warrant to purchase 120,000,000 shares of the Company’s common stock for $0.01 per share.  The convertible debentures can be converted into shares of the Company’s common stock at the option of Cornell at a conversion price equal to the lesser of $0.03 or 80% of the lowest closing bid price of the Company’s common stock for the five trading days immediately preceding the conversion date.  On November 16, 2005, the Company issued a convertible debenture to Cornell in the amount of $700,000 and on December 21, 2005, the Company issued another convertible debenture to Cornell in the amount of $500,000.  Also, on November 16, 2005, the Company issued a warrant to Cornell to purchase 120,000,000 shares of the Company’s common stock for $0.01 per share.

Jeffrey Gordon, Staff Attorney

June 2, 2006

Per EITF 00-19, paragraph 4, these convertible debentures do not meet the definition of a “conventional convertible debt instrument” since the debt is not convertible into a fixed number of shares.  The debt can be converted into common stock at a conversion price that is a percentage of the market price; therefore the number of shares that could be required to be delivered upon “net-share settlement” is essentially indeterminate. Therefore, the convertible debenture is considered “non-conventional,” which means that the conversion feature must be bifurcated from the debt and shown as a separate derivative liability.  This beneficial conversion liability has been calculated to be $300,000 at December 31, 2005 and is shown as a current liability in the accompanying consolidated balance sheet.  In addition, since the convertible debenture is convertible into an indeterminate number of shares of common stock, it is assumed that the Company could never have enough authorized and unissued shares to settle the conversion of the warrants into common stock.  Therefore, the warrants issued in connection with this transaction have been reported as liability at December 31, 2005 in the accompanying balance sheet with a fair value of $2,519,968.  The value of the warrant was calculated using the Black-Scholes Option Pricing model using the following assumptions: discount rate of 4.5%, volatility of 381% and expected term of five year.  The fair value of the beneficial conversion feature and the warrant liability will be adjusted to fair value each balance sheet date with the change being shown as a component of net income.

The fair value of the beneficial conversion feature and the warrants at the inception of these convertible debentures were $300,000 and $3,479,963, respectively.  The first $1,200,000 of these discounts has been shown as a discount to the convertible debentures which will be amortized over the term of the debentures and the excess of $2,579,963 has been shown as financing costs in the accompanying statement of operations.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Consolidated Statement of Operations, Page F-3

COMMENT  7:

Please revise your loss per share information to round only to the nearest cent in order not to imply a greater degree of precision then exists.

RESPONSE:

The loss per share information has been revised to round to the nearest cent.

Note 3 – Consulting Agreement on Acquisition of Branax, LLC, Page F-8

COMMENT  8:

Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

RESPONSE:

The value of the shares, $88,258, was determined using the fair-market value of the shares on the date the shares were issued.  The shares were booked issued shares as consulting expenses against paid-in capital.  The Company originally recorded these shares as “shares to be issued” and has reclassified the $88,258 from shares to be issued to additional paid-in capital since the shares were issued during FY 2002.

Note 4 – Summary of Significant Accounting Policies, Page F-9

Net Loss Per Share, Page F-11

COMMENT  9:

Please disclose the number of anti-dilutive shares by each type of security.  See paragraph 40(c) of SFAS 128.

RESPONSE:

The Company has disclosed on page F-11 that, at September 30, 2005, the Company has the following common stock equivalents outstanding that were anti-dilutive:  options – 100,000; warrants – 13,105,000; and shares issued upon conversion of debt – 56,425,000.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Note 6 – Short Term Notes Payable, Page F-14

COMMENT  10:

Please disclose the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them.  Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations for each period presented.

RESPONSE:

The number of shares to be issued and the value of each is detailed in Footnote 9.  During the quarter ended December 31, 2005, 23,895,000 of the 27,336,465 shares to be issued at September 30, 2005 were actually issued.  The Company is currently evaluating when the remainder that will be issued.  The shares issued as loan incentive are valued at the date of the loan agreement using the fair value of the Company’s common stock. This value is then recorded as a debt discount that is amortized over the life of the loan.

Note 7 – Convertible Debt, Page F-19

COMMENT  11:

Throughout this footnote, you disclose the interest rates and due dates of notes still outstanding at September 30, 2004.  This information should be presented as of the end of your current fiscal year, September 30, 2005.  Please revise accordingly.

RESPONSE:

The disclosure has been updated to reflect the amounts outstanding at September 30, 2005.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Note 8 – Commitments and Contingencies, Page F-22

Litigation, Page F-23

COMMENT  12:

Based on your disclosure, it appears you have a lawsuit that is still pending.  Please include this disclosure within Item 3.  See Item 103 of Regulation S-B.

RESPONSE:

The current litigation has been disclosed in Item 3.

Note 9 – Shareholders’ Deficit, Page F-24

Stock Purchase Warrants, Page F-28

COMMENT  13:

For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance.  Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

RESPONSE:

The Company has provided the disclosure as requested by the Commission.

Item 9 – Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(b) of the Exchange Act, Page 45

COMMENT  14:

Please disclose if you have designated a person as a financial expert.  See Item 401(e) of Regulation S-B.

RESPONSE:

The Company has not designated a financial expert.  At the present time, the Company does not have sufficient capital to pay for a financial expert.

COMMENT  15:

Please disclose whether or not you have a designated standing audit committee, or a committee performing similar functions.  See Item 401(f)(2) of Regulation S-B.

RESPONSE:

The Company has not designated any committees of its Board.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

COMMENT  16:

Please provide the disclosures required, by Item 405 of Regulation S-B regarding your compliance with Section 16(a) of the Exchange Act.

RESPONSE:

The Company has provided the disclosure as requested by the Commission regarding its compliance with Section 16(a) of the Exchange Act.

COMMENT  17:

Please disclose whether you have adopted a code of ethics.  If you have not adopted a code of ethics, please disclose why you have not done so.  See Item 406 of Regulation S-B.

RESPONSE:

The Company has adopted a Code of Ethics which it has filed as an exhibit to its amended 10-KSB.

Item 11 – Security Ownership of Certain Beneficial Owners and Management, Page 47

COMMENT  18:

Please disclose your equity plan information in the format required by Item 201(d) of Regulation S-B.

RESPONSE:

The Company has disclosed the information requested regarding its equity compensation plan.

COMMENT  19:

Please disclose the percentage of shares held by Melvin Wyman.  See Item 403 of Regulation S-8.

RESPONSE:

The Company has disclosed that, as of September 30, 2005, Mr. Wyman currently holds 2.7% of the Company’s common stock.

Item 14 – Controls and Procedures, Page 49

COMMENT  20:

Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report, rather than within 90 days.  See Item 307 of Regulation S-B.  Please disclose in an amendment to your Form 10-KSB the results of your evaluation under Item 8A, not Item 14.

RESPONSE:

The Company has performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures and has provided the disclosure regarding the results of its evaluation under Item 8A.

Jeffrey Gordon, Staff Attorney

June 2 , 2006

COMMENT  21:

Please disclose in an amendment to your Form 10-KSB whether or not there have been any changes in your internal controls and procedures during the most recently completed quarter.  See Item 308 of Regulation S-B.

RESPONSE:

The Company has disclosed in an amendment to its Form 10-KSB that there have been no changes in its internal controls and procedures during the most recently completed quarter.

COMMENT  22:

Please disclose, under each of the following captions, the aggregate fees billed in each of the last two years and the nature of the services comprising the fees:

•

Audit Fees

•

Audit-Related Fees

•

Tax Fees

•

All Other Fees

Please disclose this information under Item 14 – Principal Accountant Fees and Services.

RESPONSE:

The Company has disclosed the following fees:

•

Audit Fees for 2005 and 2004 = $65,000/2005 and $46,700/2004

•

Audit-Related Fees for 2005 and 2004 = $16,620/2005 and $16,000/2004

•

Tax Fees = None

•

All Other Fees = None

Jeffrey Gordon, Staff Attorney

June 2 , 2006

Exhibit 31.1 - Certification

COMMENT  23:

Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  See SEC Release 33-8238, which became effective August 14, 2003.  Please file an amendment to your Form 10-KSB to include updated certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions.  In doing so, please re-file the Form 10-KSB in its entirety

RESPONSE:

The Company has included in its amendment to its Form 10-KSB updated certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B.

Very truly yours,

/s/ Melvin Wyman

Melvin Mel Wyman,
Chief Executive Officer